UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CORPORATE EVENTS CALENDAR - 2011

Company Name	CPFL ENERGIA S.A.
Headquarters address	Rua Gomes de Carvalho, nº 1510 – 14º andar – Conj. 1402 São Paulo – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: Wilson P. Ferreira Junior
E-mail: wferreira@cpfl.com.br
Telephone(s): 55 + (19) 3756-8704
Fax: 55 + (19) 3756-8777
Responsible for the Investor Relations Area	Name: Gustavo Estrella
E-mail: gustavoestrella@cpfl.com.br
Telephone(s): 55 + (19) 3756-8458
Fax: 55 + (19) 3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOESP Valor Econômico
Pursuant to the Arbitration Clause in the Company’s By-laws, the Company is bound to submit all matters of arbitration to the Market Arbitration Chamber.

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2010
EVENT	DATE
Delivery to BM&FBOVESPA/CVM	03/28/2011
Publication	03/29/2011

Standardized Financial Statements for the fiscal year ended December 31, 2010
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	03/28/2011

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards, for the fiscal year ended December 31, 2010
EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	04/29/2011

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Shareholder payments related to the results of the fiscal year ended December 31, 2010 (*)
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment date
			ON
Interim Dividends (**)	BDM – 08/11/2010	774 million	1.609579599	09/30/2010
Complementary Dividends (***)	BDM – 03/23/2011	486 million	1.010190770	To be defined

(*) Distributions already occurred will be ratified;

(**) The payment of interim dividend for the half-yearly net income (base date June 30, 2010), imputed to the mandatory dividends for 2010, previously approved by the 157th Board of Directors meeting on August 11, 2010, pursuant to article 31 of CPFL Energia’s Bylaws.

(***) The declaration of complementary dividend, and its submission to a General Shareholders’ Meeting (OGM), to be held on 04/28/2011, pursuant to item "e" of Article 18 and Article 29 of the Bylaws.

Reference Form, for the current fiscal year December 31, 2011

EVENT	DATE
Delivery to the BM&FBOVESPA/CVM	05/27/2011

Quarterly Information

EVENT	DATE
Delivery to the BM&FBOVESPA/CVM
For the 1st quarter of 2011	05/11/2011
For the 2nd quarter of 2011	08/10/2011
For the 3rd quarter of 2011	11/09/2011

Quarterly information in English according to international standards

EVENT	DATE
Delivery to the BM&FBOVESPA/CVM
For the 1st quarter of 2011	05/11/2011
For the 2nd quarter of 2011	08/10/2011
For the 3rd quarter of 2011	11/09/2011

Ordinary and Extraordinary General Meetings

EVENT	DATE
Delivery of the Call Notice to the BM&FBOVESPA/CVM, accompanied by the management proposal, if applicable	03/29/2011
Publication of the Call Notice	03/29/2011
Ordinary and Extraordinary General Meetings	04/28/2011
Delivery of the main resolutions from the Ordinary and Extraordinary General Meetings to the BM&FBOVESPA/CVM	04/28/2011
Delivery of the minutes of the Ordinary and Extraordinary General Meetings to the BM&FBOVESPA/CVM	04/28/2011

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Public Meeting with Analysts

EVENT	DATE

Public Meetings with Analysts opened to other interested parties:

- Investor’s Meeting APIMEC SP

     Local: Hotel Intercontinental

     Address: Alameda Santos, nº 1123 - São Paulo/SP

     Room: Di Cavalcanti – Brazilian Time: 08:30 a.m.

- Investor’s Meeting APIMEC Rio

     Local: Hotel JW Marriot

     Address: Avenida Atlântica, nº 2600 - Copacabana - Rio de Janeiro/RJ

     Room: Wayana – Brazilian Time: 12:30 p.m.

- Investor’s Meeting APIMEC Sul

     Local: Hotel Sheraton

     Address: Rua Olavo Barreto Viana, 18 - Moinhos de Vento – P. Alegre/RS

     Room: Mercosul – Brazilian Time: 06:00 p.m.

- Investor’s Meeting APIMEC MG

     Local: Hotel Mercure

     Address: Avenida do Contorno, nº 7315 - Lourdes - Belo Horizonte/MG

     Rooms: Newton and Copérnico – Brazilian Time: 06:00 p.m.

- Investor’s Meeting APIMEC SP

     Local: To be defined

     Address: To be defined - Campinas/SP

     Room: To be defined – Brazilian Time: To be defined

- Investor’s Meeting APIMEC Rio

     Local: To be defined

     Address: To be defined - Rio de Janeiro/RJ

     Room: To be defined – Brazilian Time: To be defined

- Investor’s Meeting APIMEC DF

     Local: Hotel Naoum Plaza

     Address: SHS Qd. 05 Bl. H - Brasília/DF

     Room: Palm Springs – Brazilian Time: 06:00 p.m.

04/07/2011 04/13/2011 05/17/2011 05/31/2011 08/18/2011 11/17/2011 11/24/2011

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Conference Calls

EVENT	DATE
National and International Conference Calls - Analysis of 2010 results - Analysis of 1Q11 results - Analysis of 2Q11 results - Analysis of 3Q11 results	03/29/2011 05/12/2011 08/11/2011 11/10/2011

Scheduled Board of Directors Meetings

EVENT	DATE
2010 Results	03/23/2011
Delivery of the summary of resolutions to the BM&FBOVESPA/CVM	03/23/2011
Delivery of the minutes of the Board of Directors Meeting to the BM&FBOVESPA/CVM	04/01/2011

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.